

03025423

MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECD S.E.C.
JUN 27 2003

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-16421

A. Full title of the Plan and the address of the Plan if different from that of the issuer named below:

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK OF MARYLAND

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PROVIDENT BANKSHARES CORPORATION
114 E. LEXINGTON STREET
BALTIMORE, MD 21202

PROCESSED
JUL 02 2003
THOMSON FINANCIAL

REQUIRED INFORMATION

The Employees' Retirement Savings Plan of Provident Bank of Maryland is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Item 4 of Form 11-K, the Plan hereby provides its financial statements and schedules in accordance with the financial reporting requirements for ERISA.



EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Table of Contents

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.



111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank:

We have audited the accompanying statement of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of and for the year ended December 31, 2001 were audited by other auditors whose report thereon, dated June 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2002, and the changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 23, 2003



EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments:		
Investments, at fair value (note 3)	$ 48,675,301	50,531,470
Participant loans receivable (note 3)	1,181,159	1,302,141
Total investments	49,856,460	51,833,611
Receivables:		
Participants' contributions	115,646	97,174
Employer's contributions	56,975	57,132
Accrued income	983	—
Total receivables	173,604	154,306
Net assets available for benefits	$ 50,030,064	51,987,917

See accompanying notes to financial statements.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Investment income (loss):			
Interest and dividends	$	719,132	3,072,629
Net appreciation (depreciation) in fair value of investments (note 3)		(4,208,105)	1,841,102
		(3,488,973)	4,913,731
Contributions:			
Participant		3,103,867	3,075,000
Employer		1,619,823	1,345,098
		1,234,717	9,333,829
Benefits paid to participants		3,183,445	5,511,161
Administrative expenses		9,125	3,780
Net increase (decrease) in net assets available for benefits		(1,957,853)	3,818,888
Net assets available for benefits:			
Beginning of period		51,987,917	48,169,029
End of period	$	50,030,064	51,987,917

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Employees' Retirement Savings Plan of Provident Bank (the Plan) available for benefits and the changes in those net assets.

(b) Plan Management

Prior to January 1, 2002, John Hancock served as the Plan's trustee, custodian and recordkeeper. Effective January 1, 2002, Fidelity Management Trust Company (Fidelity) was appointed as the Plan's new trustee and custodian and Fidelity Investments Institutional Operations Company, Inc. was appointed as the Plan's recordkeeper. At that time, Plan assets were transferred from John Hancock to Fidelity.

(c) Investments

The Plan's investments are valued at fair value based on quoted market information except its stable value investments, which are valued at net unit value as determined by the trustee. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative expenses

Provident Bank of Maryland (the Plan Sponsor) pays all of the Plan's administrative expenses. The expenses disclosed in the statements of changes in net assets available for benefits are loan administration expenses, which are deducted directly from the individual participant's account.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f) Benefits

Benefits are recorded when paid.

(2) General Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan covering all full-time and certain part-time employees of Provident Bank of Maryland after completion of six months of service. It is subject to the provisions of ERISA.

Employee contributions are voluntary and may range from one to twenty percent (or six percent for "highly compensated" employees) of the participant's base salary plus commissions for products sold. These contributions are invested, at the participant's election, into various investment options offered by the Plan. The Plan Sponsor contributes a matching amount equal to one hundred percent of the employee's contributions up to the first three percent of the employee's compensation and fifty percent of the employee's contributions on the next three percent of the employee's compensation, up to a maximum of six percent of the employee's compensation. The Plan Sponsor's contributions are allocated in the same manner as the participant's contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Plan Sponsor's contribution and Plan earnings. Allocations are based on participant contributions and fund earnings on account balances. The benefit to which a participant is entitled is that portion of the participant's account which is vested.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Plan Sponsor contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

Participants or their beneficiaries will receive lump sum distributions in the event of retirement, death or disability. Employee contributions and pre-1989 vested Plan Sponsor contributions made under the matching feature of the Plan may only be withdrawn by current employees for financial hardship, retirement, death or disability.

A terminating member of the Plan is paid the current value of his/her vested balance in the Plan as of the end of the quarter during which payment is requested, but must forfeit any non-vested portions of their account. In accordance with the terms of the Plan, any forfeitures of Plan Sponsor contributions will be used to reduce future Plan Sponsor contributions. Unapplied forfeitures of Plan Sponsor contributions were $0 at December 31, 2002 and 2001. In 2002 and 2001, Plan Sponsor contributions were offset by $10,865 and $338,323, respectively, from forfeited non-vested accounts.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the outstanding principal loan. Loan terms range from 1 – 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

(Continued)

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, resulting in 100% vesting of the interests of all participants. The assets of the Plan remaining after payment of liquidation expenses are to be allocated for the payment of benefits.

(3) Investments

The following table presents the fair values of investments at December 31, 2002 and 2001. Those investments that represent 5% or more of the Plan's net assets at December 31, 2002 and/or 2001 are indicated by an "*":

		2002	2001
Investments:			
Provident Bankshares Corporation Stock*	$	21,221,868	22,639,506
Fidelity Advisor Stable Value Fund*		9,791,724	—
Fidelity Advisor Intermediate Bond Fund		1,378,660	—
Fidelity Advisor Balanced Fund*		3,378,787	—
AIM Basic Value Fund		497,108	—
Fidelity Advisor Dividend Growth Fund*		5,933,267	—
Legg Mason Trust Value Fund*		3,147,100	—
Fidelity Advisor Equity Growth Fund		1,589,705	—
Fidelity Advisor Overseas Fund		98,277	—
Fidelity Advisor Value Strategies Fund		286,733	—
Fidelity Advisor Small Cap Fund		1,352,072	—
John Hancock Stable Value Trust Fund*		—	9,945,313
John Hancock Balanced Fund*		—	3,718,256
John Hancock Large Cap Value Fund*		—	8,202,359
John Hancock Small Cap Value Fund		—	1,291,128
John Hancock Bond Fund		—	418,003
Gabelli Growth Fund		—	1,915,883
T. Rowe Price Equity Index Fund		—	2,401,022
		48,675,301	50,531,470
Participant loans receivable		1,181,159	1,302,141
	$	49,856,460	51,833,611

During 2002 and 2001, the Plan's investments appreciated (depreciated) in value as follows:

		2002	2001
Common stock	$	(65,796)	3,656,769
Mutual funds		(4,142,309)	(1,815,667)
	$	(4,208,105)	1,841,102

(4) Federal Income Tax Exemption

The Internal Revenue Service issued its latest determination letter on August 9, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. The Plan and its underlying trust have been amended since the date of the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(5) Transactions With Parties-In-Interest

During the year ended December 31, 2002, the Plan invested in a common/collective trust fund and several mutual funds with Fidelity, the trustee and custodian of the Plan during 2002. Fees paid by the Plan Sponsor for these services totaled $9,722 for the year ended December 31, 2002.

During the year ended December 31, 2001, the Plan invested in a common/collective trust fund and several mutual funds with John Hancock, the trustee, custodian and recordkeeper of the Plan during 2001. Fees paid by the Plan Sponsor for these services totaled $16,795 for the year ended December 31, 2001.

The Plan also invests in shares of Provident Bankshares Corporation Stock.

(6) Reconciliation to Form 5500

The Form 5500 for 2001 was prepared on the cash basis. As a result, participant and employer contributions receivable of $97,174 and $57,132, respectively, were excluded from the Form 5500 but included in the accompanying financial statements and, in 2002, participant and employer contributions of $97,174 and $57,132, respectively, were included in the Form 5500 and excluded from participant and employer contributions in the accompanying financial statements. The Form 5500 for 2002 was prepared on an accrual basis.

(Continued)

In 2002, deemed distributions were excluded from participant loans receivable in the Form 5500 but included in the accompanying financial statements. Following is a reconciliation of participant loans receivable, investment income (loss) and benefits paid to participants:

Participant loans receivable per financial statements	$	1,181,159
Deemed distributions of participant loans		(25,068)
Participant loans receivable per Form 5500	$	1,156,091
Investment income (loss) per financial statements	$	(3,488,973)
Interest on deemed distributions of participant loans		(454)
Investment income (loss) per Form 5500	$	(3,489,427)
Benefits paid to participants per financial statements	$	3,183,445
Deemed distributions of participant loans		25,068
Interest on deemed distributions of participant loans		(454)
Rounding		1
Benefit payments, corrective distributions and certain deemed distributions of participant loans per Form 5500	$	3,208,060

(7) Subsequent Event — Plan Amendment

Effective March 31, 2003, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and other changes in federal law (commonly known as "GUST"). In addition, the Plan requested a new determination letter from the Internal Revenue Service.

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK

Schedule H, Item 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2002

Description		Current value
Common stock:		
Provident Bankshares Corporation Stock*	$	21,221,868
Common/collective trust:		
Fidelity Advisor Stable Value Fund*		9,791,724
Registered investment companies:		
Fidelity Advisor Intermediate Bond Fund*		1,378,660
Fidelity Advisor Balanced Fund*		3,378,787
AIM Basic Value Fund		497,108
Fidelity Advisor Dividend Growth Fund*		5,933,267
Legg Mason Trust Value Fund*		3,147,100
Fidelity Advisor Equity Growth Fund*		1,589,705
Fidelity Advisor Overseas Fund*		98,277
Fidelity Advisor Value Strategies Fund*		286,733
Fidelity Advisor Small Cap Fund*		1,352,072
Participant loans receivable*, 4.25% – 11% interest		1,181,159
	$	49,856,460

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees' Retirement Savings Plan of
Provident Bank of Maryland

Date: June 26, 2003



By____________________
Jeanne M. Uphouse
Group Manager, Organizational Support Services for Retirement Benefits Committee, Plan Administrator

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	PAGE
24	Consent of Accountants	
99.1	Section 906 Certification	

EXHIBIT 24
CONSENT OF ACCOUNTANTS

Independent Auditors' Consent

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank:

We consent to the incorporation by reference in the registration statements (Nos. 33-19352, 33-22552, 33-51462, 333-34409, 333-45651, and 333-90520) on Form S-8 of Provident Bankshares Corporation of our report dated May 23, 2003, relating to the statement of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2002 report on Form 11-K of the Employees' Retirement Savings Plan of Provident Bank.

KPMG LLP
KPMG LLP

Baltimore, Maryland
June 23, 2003

EXHIBIT 99.1
SECTION 906 CERTIFICATION

Exhibit 99.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of Provident Bankshares Corporation, a Maryland corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of the Employees' Retirement Savings Plan of Provident Bank of Maryland (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 26, 2003



Gary N. Geisel
Chairman of the Board of Directors,
Chief Executive Officer and Member of the Retirement Benefits Committee

Date: June 26, 2003



Dennis A. Starliper
Executive Vice President, Chief Financial Officer and Member of the Retirement Benefits Committee